SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

COMMISSION FILE NUMBER 1-1136

A.	Full title of the plan and the address of plan, if different from that of the issuer named below:

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRISTOL-MYERS SQUIBB COMPANY

345 PARK AVENUE

NEW YORK, NY 10154

(212) 546-4000

SIGNATURE

The Program

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bristol-Myers Squibb Company Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

BRISTOL-MYERS SQUIBB COMPANY SAVINGS AND INVESTMENT PROGRAM

Date: June 27, 2012	By:	/s/ Jeffrey Galik
Jeffrey Galik Chairman, Bristol-Myers Squibb Company Savings Plan Committee

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page No.
Report of Independent Registered Public Accounting Firm	2

FINANCIAL STATEMENTS:

Statements of Net Assets Available For Benefits – As of December 31, 2011 and 2010	3

Statement of Changes in Net Assets Available For Benefits – For the Year Ended December 31, 2011	4

Notes to Financial Statements	5 to 15

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line (4i) – Schedule of Assets (Held at End of Year) as of December 31, 2011	S-1

EXHIBIT 23a – Consent of Independent Registered Public Accounting Firm	E-1

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants of the Bristol-Myers Squibb Company

Savings and Investment Program and the

Bristol-Myers Squibb Company Savings Plan Committee

We have audited the accompanying statements of net assets available for benefits of the Bristol-Myers Squibb Company Savings and Investment Program (the “Program”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Program’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Program’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bristol-Myers Squibb Company Savings and Investment Program as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at December 31, 2011) is presented only for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Program’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ WithumSmith+Brown, PC

Morristown, New Jersey

June 27, 2012

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

(Dollars in Thousands)	2011	2010
Assets:
Participant directed investments, at fair value:
Program interest in Savings Plan Master Trust	$3,455,486	$3,138,976

Receivables:
Employer contributions	79,889	78,888
Participants contributions	2,894	2,694
Notes receivable from participants	19,685	17,717

Total receivables	102,468	99,299

Net Assets Available for Benefits, at fair value	3,557,954	3,238,275

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(21,420)	(24,138)

Net Assets Available for Benefits	$3,536,534	$3,214,137

The accompanying notes are an integral part of these financial statements.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

(Dollars in Thousands)
Additions:
Program’s share of net investment income in Savings Plan Master Trust	$194,521
Contributions:
Employer contributions	157,372
Participants contributions	149,654
Rollover contributions	18,158
Interest on notes receivable from participants	880

Total additions	520,585

Deductions:
Distributions and withdrawals	(281,342)
Administrative expenses	(131)

Total deductions	(281,473)

Increase in net assets before transfer	239,112

Transfers into Program	83,285

Increase in net assets	322,397

Net Assets Available for Benefits:
Beginning of Year	3,214,137

End of Year	$3,536,534

The accompanying notes are an integral part of this financial statement.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – PROGRAM DESCRIPTION AND RELATED INFORMATION

Description of the Program – The Bristol-Myers Squibb Company Savings and Investment Program (the Program) is a defined contribution retirement plan that includes a cash or deferred arrangement as defined by Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code), and is sponsored by Bristol-Myers Squibb Company (the Company). The Program is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and is intended to be a qualified plan under section 401(a) of the Code.

The description of the Program in the following notes provides only general information and does not modify any provision of the Program. Participants should refer to the Program’s governing documents and/or Summary Program Description for a more complete description of the Program’s provisions.

Program Administration – The Bristol-Myers Squibb Company Savings Plan Committee (the Committee) is the Administrator, as defined by ERISA, of the Program and named fiduciary with respect to Program assets. Fidelity Employer Services Company provides recordkeeping services with respect to the Program. The assets of the Program are maintained in the Bristol-Myers Squibb Company Savings Plan Master Trust (the Savings Plan Master Trust), of which Fidelity Management Trust Company (Fidelity Trust) serves as directed trustee.

Employee Eligibility – In general, any United States employee not covered by a collective bargaining agreement is eligible to participate in the Program and may participate following their date of hire.

Participant Contributions – Participants can elect to contribute up to 25% of his or her annual benefit salary or wages (as defined in the Program document) on a pre-tax and/or after-tax basis, in all events, subject to Internal Revenue Service (IRS) annual limits and non-discrimination test results. The definition of salary or wages applies for purposes of determining employee contributions and all employer contributions made on behalf of each eligible participant and includes base salary or wages, annual bonuses and sales bonuses, overtime and shift differentials, and merit payments. Automatic contributions begin starting with the first available payroll period after the date that is 45 days after the employee’s date of hire. These contributions will be identical to pre-tax contributions elected by a participant, including immediate 100% vesting and matched on the same terms. The participant may change the contribution rate, including ceasing all elective contributions, and may elect after-tax or a combination of pre-tax and after-tax elective contributions at any time. In the absence of an affirmative investment direction from the participant, 100% of the automatic contribution will be invested in the qualified default investment alternative, which is currently the T. Rowe Price Retirement Fund for the year closest to the year in which the participant would attain age 65. The Program also has an annual increase feature that allows participants to schedule an automatic increase in their pre-tax and/or after-tax contributions to the Program of 1% to 3% annually, subject in all events to the Program’s maximum deferral rate of 25%. Upon taking a hardship distribution, participant contributions are suspended for six months.

The Program also allows for catch-up contributions for participants who are 50 years of age or older. Catch-up contributions are intended to give eligible participants the opportunity to make additional pre-tax contributions over the applicable IRS and Program limits. Catch-up contributions can be from 1% to 25% of the participant’s annual benefit salary or wages, but was limited to $5,500 in 2011 and 2010. There is no Company match on catch-up contributions.

Employer Contributions – The Company makes a matching contribution equal to one dollar for each dollar of participant contributions not to exceed 6% of the participant’s annual benefit total salary or wages. The Company may also make an additional annual contribution for each eligible employee regardless of whether the eligible employee contributes to the Program. As a default, the additional annual contribution is determined as a defined percentage of salary or wages, which ranges from 3% up to 6% based on points equal to the sum of age plus years of service, rounded up, as of the December 31st of the calendar year for which the contribution is made. Subject to limited exceptions, to be an eligible employee, the employee must be actively employed, as defined in the Program documents, on December 31st of the year for which the contribution is made in order to receive an additional annual contribution. The limited exceptions include that the otherwise eligible employee is not actively at work on the last day of the year due to death, disability or retirement during the year or due to involuntary termination effective on or after September 30 of the year or are involuntarily terminated and qualify for “Rule of 70” benefits, which apply if the sum of the employee’s age and respective years of service is equal to or greater than 70. At December 31, 2011 and 2010, the Program accrued additional annual Company contributions of $70.5 million and $68.7 million, respectively, which were each funded in the subsequent year.

Additionally, the Company may also make a transition contribution for participants, who, as of December 31, 2009, have: (1) age plus service equal to at least 60; and (2) completed at least 10 years of vesting service. The transition contribution is equal to 2% of annual

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

benefit salary or wages. The eligible participant must continue to be actively employed on December 31st of the year for which the contribution is made in order to receive a transition contribution, subject to the same exceptions as indicated above. Transition contributions will continue for up to five years through December 31, 2014, as long as the eligible participant remains employed. At December 31, 2011 and 2010, the Program accrued transition employer contributions of $8.0 million and $8.8 million, respectively, which were each funded in the subsequent year.

Investment Decisions – The Program gives participants the opportunity to direct the manner in which contributions made to the Program in their name, including matching and, where applicable, additional annual and transition contributions, and earnings thereon, are invested among a variety of investment funds. During the years ended December 31, 2011 and 2010, contributions were invested in any one or more of the funds which comprise the Savings Plan Master Trust, see “—Note 5. Savings Plan Master Trust” for further information regarding investments. The default fund for all contributions as to which no affirmative investment direction is given is currently the T. Rowe Price Retirement Fund for the year closest to the year in which the participant would attain age 65.

Participant Accounts – Each participant’s account under the Program is credited with the participant’s elected pre-tax and/or after-tax contributions, the Company’s contributions, and the participant’s respective share of Program earnings and is charged with participant withdrawals and distributions, and the participant’s respective share of Program losses. The benefit to which a participant is entitled is the participant’s vested Program account.

Participant Loans – While employed, a participant may request a loan from the Program. The amount of the loan may not exceed the lesser of (1) 50% of the participant’s entire vested interest under the Program, determined as of the valuation date, or (2) $50,000 less the highest outstanding loan balance during the previous 12 months. As permitted by IRS regulations and the terms of the Program, loans are secured by the balance in the participant accounts and bear interest at rates set by the Committee. Repayments and interest are credited to the Program account of the participant.

Withdrawals Prior to Retirement – While employed, a participant may withdraw all or part of the employee and vested employer contributions, subject to certain restrictions imposed pursuant to the Program and excise taxes imposed by the Code.

Vesting – Matching, additional annual and transition contributions vest at the rate of 20% for each year of qualifying service. In addition, upon becoming eligible for benefits under the Company’s long-term disability benefits plan prior to July 1, 2010, death or normal retirement, or a “change in control” as defined in the Bristol-Myers Squibb Company Change in Control Separation Benefits Plan, a participant will become 100% vested in matching, additional annual, and transition contributions regardless of his or her years of service. Employees who become eligible for benefits under the Company’s long term disability benefit plan on or after July 1, 2010, will continue to be credited with hours of service and vest ratably over a 5 year period. A participant is always 100% vested in pre-tax, after-tax, rollover contributions from other plans and catch-up contributions, as well as earnings thereon.

Forfeitures – If a participant’s employment terminates before he or she has become fully vested, the unvested portion of matching contributions credited to his or her account are forfeited (as of the earlier of (1) when the participant receives a distribution or (2) the end of the period of five consecutive one-year breaks in service) and may be used to reduce future matching contributions or pay expenses of Program administration. During the year ended December 31, 2011, matching contributions were reduced by $1.1 million from forfeitures. At December 31, 2011 and 2010, the balance of unused forfeited funds available to offset future Company matching contributions was $0.1 and $0.2 million, respectively. Participants who return to work for the Company who were partially or fully vested prior to their termination will be reinstated to their previous level of vesting and may immediately enroll in the Program.

Termination of Employment and Payment of Benefits – Upon the termination of employment, the participant, or in the event of his or her death, the participant’s spouse or designated beneficiary, may, under varying circumstances, receive (1) a lump sum payment, (2) installment payments for a period between two and 15 years, and in the event there are minimum required distributions, the installment payment shall not exceed the joint life expectancy of the participant and the participant’s spouse (five years if payment is by reason of death) or (3) an annuity for employees hired prior to October 1, 1994. If the participant chooses to have the payments made in annual installments, then the participant may also choose to have payments continue to his or her beneficiary if the participant dies before receiving all of the installments. If the participant chooses to have the payment made in installments and does not elect to have payments continue to his or her beneficiary on an installment basis, in the event of the participant’s death, the beneficiary can choose to receive the unpaid balance in a single payment or over a period of two to five years. In each case the payment will be based on the vested value in the respective funds allocated to the participant.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

Net Transfers – A participant’s account may be transferred to or from another qualified defined contribution plan sponsored by the Company if his or her employment status changes such that he or she becomes eligible to participate in a different plan. A participant’s account could also be transferred to another company’s qualified defined contribution plan if required by the terms of a Company transaction. Similarly, new accounts could be transferred in from another company’s qualified defined contribution plan, if required under the terms of a business acquisition. For a discussion of significant transfer activity, see “—Note 2. Significant Program Activity.”

Payment of Benefits – Benefit payments are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Program, but have not yet been paid as of December 31, 2011 and 2010.

Termination of the Program – Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions, amend, and terminate the Program at any time in its sole discretion in accordance with the provisions of ERISA. If the Program is terminated, the interest of each participant in all unvested employer contributions will vest immediately.

NOTE 2 – SIGNIFICANT PROGRAM ACTIVITY

On December 23, 2009, the Company completed a divestiture of the Company’s remaining interest in Mead Johnson Nutrition Company (Mead Johnson) through a split-off by offering its previously owned 170 million shares of Mead Johnson common stock in exchange for 269 million outstanding shares of the Company’s common stock. In conjunction with the split-off, participants in the Company Common Stock Fund had the one-time option to exchange one share of Bristol-Myers Squibb common stock held for a 0.6313 share of Mead Johnson common stock. Participants tendered 525,258 Bristol-Myers Squibb common shares for 331,595 Mead Johnson common shares initially valued at $14.3 million. Balances remained in the Mead Johnson Stock Fund for two years following the split-off date but no new contributions or transfers into the Mead Johnson Stock Fund were permitted. Participants may have directed the trustee to liquidate some or all of their holdings in the Mead Johnson Stock Fund at any time during this two year period and reinvested the proceeds in other funds available under this Program. The fund was discontinued effective December 22, 2011. The remaining participant balances were transferred, at that date to other funds offered by the Program as directed by Program participants. If no direction was provided, the remaining balance was transferred to the T. Rowe Price Retirement Fund for the year closest to the year in which the participant would attain age 65.

On September 24, 2007, the Company announced the acquisition of Adnexus Therapeutics, Inc., which became a wholly-owned subsidiary of the Company. Effective January 1, 2011, the Adnexus Therapeutics, Inc. 401(k) Plan was merged into the Program and in connection with that (a) the Adnexus Therapeutics, Inc. 401(k) Plan was amended to provide that all participants’ matching contribution account would be immediately fully vested for active participants, (b) assets of $4.7 million were merged into the Savings Plan Master Trust and (c) all active participants in the Adnexus, Inc. 401(k) Plan became immediately eligible to enroll in the Program.

In connection with the acquisition of Medarex Inc. (Medarex), effective September 1, 2009, the Medarex, Inc. 401(k) Savings Plan (Medarex Savings Plan) was amended to provide that a participant’s matching contribution account would be fully vested with respect to participants whose employment is involuntarily terminated for any reason, including cause, within the 12-month period immediately following Medarex’s merger with the Company. Effective January 1, 2011, the Medarex Savings Plan was merged into the Program and in connection with that, (a) the Medarex Savings Plan was amended to provide that all participants’ matching contribution account would be immediately fully vested, (b) assets of $29.2 million were merged into the Savings Plan Master Trust and (c) all active participants in the Medarex Savings Plan became immediately eligible to enroll in the Program.

On October 12, 2010, the Company announced the acquisition of ZymoGenetics, Inc. (ZymoGenetics), which became a wholly-owned subsidiary of the Company. Effective July 1, 2011, the ZymoGenetics, Inc. 401(k) Retirement Plan was merged into the Program and in connection with that, (a) assets of $49.4 million were merged into the Savings Plan Master Trust and (b) all active participants in the ZymoGenetics 401(k) Retirement Plan became immediately eligible to enroll in the Program.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Investment Valuation – The assets of the Program, as well as the assets of the Bristol-Myers Squibb Company Employee Incentive Thrift Plan (the Thrift Plan) and the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (the Puerto Rico Program) are maintained in the Savings Plan Master Trust, see “—Note 5. Savings Plan Master Trust.” For a discussion of the valuation policies for each investment class, see “—Note 4. Fair Value Measurement.”

Income Recognition – Interest, dividends, and realized and unrealized gains/(losses) earned/(incurred) from participation in the Savings Plan Master Trust are allocated to the Program based upon participants’ account balances and activity. This investment activity is presented on a net basis in the Statement of Changes in Net Assets Available for Benefits as the Program’s share of net investment income in the Savings Plan Master Trust and is accounted for as follows:

•	Interest is recorded by the Savings Plan Master Trust as earned.

•	Dividends are recorded on the ex-dividend date.

•	Purchases and sales of securities are recorded by the Savings Plan Master Trust on a trade-date basis.

•	Realized gains and losses for security transactions are recorded using the average cost method.

Administrative Expenses – All expenses incurred by the Program are the obligation of the Program and are payable by the Savings Plan Master Trust fund’s assets unless the Company, in its sole discretion, pays such expenses, in which event, the Company may request and the Savings Plan Master Trust may provide reimbursement to the Company. Fees charged to the Program for investment management services are deducted from income earned on a daily basis and are not separately reflected in the Program’s share of net investment income in the Savings Plan Master Trust. Consequently, these fees are reflected as a reduction of investment return for such investments.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions to the net assets available for benefits during the reporting period. Actual results may or may not differ from estimated results.

Risks and Uncertainties – The Savings Plan Master Trust holds various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. The Savings Plan Master Trust is exposed to credit loss in the event of non-performance by the GIC issuers. However, GIC issuer non-performance is not considered probable and the risk to the Savings Plan Master Trust portfolio from credit loss is mitigated by the diversified nature of the assets held. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of investment securities, it is reasonably possible that significant changes in the values of investment securities could occur in the near term and such changes could have a material adverse effect on the Program’s financial statements.

Income Taxes and Tax Status – In the Program’s latest determination letter dated July 8, 2003, the IRS stated that the Program, as then designed, was in compliance with the applicable requirements of the Code. Although the Program has been amended and restated since receiving the determination letter, the Program Administrator believes, to the best of its knowledge, that the Program is currently designed and operated in material compliance with the applicable requirements of the Code and ERISA, and that the Program and Savings Plan Master Trust continue to be exempt from federal income taxes pursuant to Section 501(a) of the Code. Accordingly, no provision for income taxes has been included in the Program’s financial statements. Contributions made by participants on a pre-tax basis, the Company’s matching and, where applicable, additional annual and transition contributions, and the earnings thereon are not included in participants’ gross income for purposes of federal income taxes until distributed from the Program. The Company applied for an updated determination letter during 2011. The application is currently under review by the IRS.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

U.S. GAAP requires Program management to evaluate tax positions taken by the Program and recognize a related tax liability (or asset) if the program has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Program management has analyzed the tax positions taken by the Program, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Program is subject to routine audits by taxing jurisdictions. The Program, including the merged Medarex Savings Plan, is currently under examination by the IRS for the 2010 plan year. The examination is currently in the preliminary stages and management has responded to all information requests. Program management believes it is no longer subject to income tax examinations for years prior to 2008. In addition, there have been no tax related interest or penalties for periods presented in these financial statements.

NOTE 4 – FAIR VALUE MEASUREMENT

Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Program utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair values of Savings Plan Master Trust investments held are classified into the following fair value hierarchy levels:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices for similar instruments, quoted prices for identical or similar instruments in markets that are not active, or other observable inputs that can be corroborated by market data for substantially the full term of the assets or liabilities

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The Savings Plan Master Trust’s investment valuation policies for each investment class are as follows:

•

The Company Stock Fund and Mead Johnson Stock Fund consist primarily of shares of common stock of Bristol-Myers Squibb Company and Mead Johnson Nutrition Company, respectively, and are valued based upon quoted prices at the last reported sales price at the end of the year, or, if there was not a sale that day, the last reported bid price. From time to time, the Company Stock Fund and Mead Johnson Stock Fund may invest in U.S. government obligations or other investments of a short-term nature, which will ultimately be used for the purchase of shares of common stock of the Bristol-Myers Squibb Company and Mead Johnson Nutrition Company, respectively. Such investments are valued at cost plus interest earned, which approximates fair value.

•	Mutual funds are valued at quoted market prices which represent the net asset value of shares held at year end.

•	Money market funds are valued at cost plus interest earned, which approximates fair value.

•

Common collective trust (CCT) fund fair values are determined daily by the respective fund manager and represent the net asset value (NAV) of the underlying investments within the respective CCTs. The net asset value represents the price at which Program participants would transact their respective CCT interest at any point in time. The CCTs are comprised of equity index funds and equity funds primarily invested in publicly traded securities, cash investments, and other short term investments. There were no significant unfunded commitments or restrictions on redemptions related to the CCTs as of December 31, 2011 and 2010.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

•

Fixed Income Fund investments include fully benefit-responsive investment contracts, comprised of traditional guaranteed investment contracts (GICs), security-backed contracts (synthetic GICs), and the Wells Fargo Stable Return Fund, a fixed income collective trust fund. These investments are stated at fair value within the Program’s interest in Savings Plan Master Trust line item and then adjusted on a separate line item to contract value in the Statements of Net Assets Available for Benefits. The Fixed Income Fund utilizes a NAV that reflects interest earned by a daily increase to NAV. There were no significant unfunded commitments or restrictions on redemptions related to the Fixed Income Fund as of December 31, 2011 and 2010.

The fair value of the GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The fair value of synthetic GICs equals the total of the fair value of the underlying assets plus the fair value of the wrapper contract. A wrapper contract is an agreement by another party to make payments to the Fixed Income Fund in certain circumstances. The fair value of these wrapper contracts was not considered to be material as of December 31, 2011 and 2010. Wrapper contracts are designed to allow synthetic GIC portfolios to maintain NAV and to ensure the future minimum interest crediting rate does not fall below zero. The assets underlying the synthetic GICs were primarily comprised of U.S. government securities in fixed income funds. The fair value of the fixed income funds is determined by the respective fund manager on a daily basis and represents the NAV of the underlying investments. In the event that wrapper contracts fail to perform as intended, the Fixed Income Fund’s NAV may decline if the market value of its assets declines. The Fixed Income Fund’s ability to receive amounts due pursuant to these wrapper contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrapper issuer’s ability to meet its contractual obligations under the wrapper contracts may be affected by future economic and regulatory developments.

The Fixed Income Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are non-transferable and have no trading market. There are a limited number of wrapper issuers.

The fair value of the Wells Fargo Stable Return Fund is determined by the fund manager on a daily basis and represents the NAV of the underlying investments. The Wells Fargo Stable Return Fund primarily invests in GICs, synthetic GICs, and cash equivalents.

The valuation methods as described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Program believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

For the Program’s Savings Plan Master Trust investments by fair value hierarchy level described above, see “—Note 5. Savings Plan Master Trust.”

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 5 – SAVINGS PLAN MASTER TRUST

The Program’s investment assets are held in the Savings Plan Master Trust, a tax-exempt collective trust described in IRS Revenue Ruling 81-100. The Program’s share of the Savings Plan Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Savings Plan Master Trust.

The major classes of investments within the Statements of Net Assets Available for Benefits of the Savings Plan Master Trust as of December 31 were as follows:

(Dollars in Thousands)	2011	2010
Investments:
Level 1
Company Stock Funds
*Company Stock Fund – Bristol-Myers Squibb Company Common Stock	$732,142	$594,638
*Mead Johnson Stock Fund – Mead Johnson Nutrition Company Common Stock	—	19,109
Mutual Funds:
Growth/Growth and Income Funds
*Fidelity Growth Company Fund	398,902	399,275
*Fidelity Puritan Fund	119,966	114,170
Bond Index Funds
*Spartan U.S. Bond Index Fund	216,147	189,162
Equity Funds
Dreyfus Appreciation Fund, Inc.	90,794	72,494
Vanguard Total International Stock Index Fund	122,566	129,407
American Funds EuroPacific Growth Fund – Class R5	110,784	130,329
Asset Allocation Funds
T. Rowe Price Retirement Funds	255,437	106,632
Money Market Funds and Other
*Company Stock Fund – Fidelity Management Trust Company Institutional Cash Portfolio	8,963	6,004
*Fidelity Retirement Money Market Portfolio	207,453	198,627

Total Level 1 Investments	2,263,154	1,959,847

Level 2
Fixed Income Funds
Wells Fargo Stable Return Fund (Note 6)	144,317	78,414
Synthetic GICs (Note 6)	377,744	332,879
GICs (Note 6)	217,985	—
Common Collective Trust Funds:
Equity Index Funds
*Fidelity U.S. Equity Index Commingled Pool – Class 2	261,010	254,259
Northern Trust Global Investments QM Daily Russell 2000 Equity Index Fund	123,214	125,544
Equity Funds
The Goldman Sachs Collective Trust Strategic Value Fund	117,554	136,596
Jennison Associates Small Capital Core Equity Fund	87,226	78,179

Total Level 2 Investments	1,329,050	1,005,871

Level 3
Fixed Income Fund – GICs (Note 6)	—	300,341

Total investments, at fair value	3,592,204	3,266,059
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(22,421)	(25,272)

Net assets of the Savings Plan Master Trust	$3,569,783	$3,240,787

Program’s interest in Savings Plan Master Trust, at fair value	$3,455,486	$3,138,976

Program’s interest in Savings Plan Master Trust, as a percentage of the total investments, at fair value	96%	96%

*Denotes a party-in-interest to the Program.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

The Program’s estimated share of investments within the Savings Plan Master Trust stated at fair value that represented 5% or more of the Program’s net assets available for benefits as of December 31, 2011 and 2010 were as follows:

(Dollars in Thousands)	2011	2010
Investments:
Company Stock Fund – Bristol-Myers Squibb Company Common Stock	$679,080	$547,076
Fidelity Growth Company Fund	390,780	391,339
Fidelity Retirement Money Market Portfolio	201,434	193,191
Spartan U.S. Bond Index Fund	210,184	183,649
Fidelity U.S. Equity Index Commingled Pool – Class 2	254,967	248,291
Fixed Income Fund – Synthetic GICs*	370,780	326,217
Fixed Income Fund – GICs**	208,385	279,402

*	The contract value of this investment was $359,357 and $319,259 at December 31, 2011 and 2010, respectively.
**	The contract value of this investment was $202,000 and $264,071 at December 31, 2011 and 2010, respectively.

The following table summarizes the activity for those financial assets within the Savings Plan Master Trust where fair value measurements are estimated utilizing Level 3 inputs during 2011 and 2010:

	Fixed Income Fund – GICs
(Dollars in Thousands)	2011	2010
Fair value as of January 1	$300,341	$369,683
Transfers out	(300,341)	—
Unrealized losses included in the Statement of Changes in Net Assets Available for Benefits	—	(1,698)
Settlements	—	(67,644)

Fair value as of December 31	$—	$300,341

During 2011, observable inputs for the GIC portion of the Fixed Income Fund became available which resulted in the transfer of these assets to Level 2 classification. Transfers between levels are recognized at the beginning of the reporting period.

The total net investment income of the Savings Plan Master Trust for the year ended December 31, 2011 was as follows:

(Dollars in Thousands)
Net investment income:
Interest income	$6,964
Dividend income	55,690
Net appreciation in fair value of investments	148,711

Total net investment income	$211,365

The net appreciation in the fair value of the Savings Plan Master Trust investments (including gains and losses on investments bought and sold, as well as held during the year) by major class of investment and level within the fair value hierarchy for the year ended December 31, 2011 was as follows:

(Dollars in Thousands)
Level 1
Company and Mead Johnson Stock Funds	$191,730
Growth/Growth and Income Funds	(11,959)
Bond Index Funds	7,367
Equity Funds	(38,005)
Asset Allocation Funds	(13,353)
Level 2
Equity Index Funds	257
Equity Funds	(11,109)
Fixed Income Funds	23,783

Net appreciation in fair value of investments	$148,711

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 6 – FIXED INCOME FUND

The Program offers a Fixed Income Fund, within the Savings Plan Master Trust, as an investment available to participants. The Fixed Income Fund holds GICs and synthetic GICs with various issuers in several fully benefit-responsive investment contracts plus a collective trust fund which provide a guarantee of principal and interest at a guaranteed rate. Each fully benefit-responsive investment contract is presented in the Statements of Net Assets Available for Benefits at fair value within the Program’s interest in the Savings Plan Master Trust line item and then adjusted on a separate line item in the Statement of Net Assets Available for Benefits to contract value. Contract value represents contributions made to the fund, plus earnings on the underlying investments, less participant withdrawals and administrative expenses.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at any time at contract value, which represents the Fixed Income Fund’s NAV, as reported by the fund manager. Certain events may limit the ability of the fund to transact at contract value with the issuer, such as premature termination of the contracts by the fund, significant plant closings, significant layoffs, plan terminations, bankruptcy, mergers, or the Program’s loss of its qualified status. Program management believes that the occurrence of events that would cause participants to transact at less than contract value is not probable. The issuers may not terminate a contract at any amount less than contract value.

There are currently no reserves against contract value for credit risk of the contract issuers or otherwise.

The GIC and synthetic GIC issuers are contractually obligated to pay the principal and specified interest rate that is guaranteed to the Program. All contracts pay interest on a net basis. The crediting interest rate is reset and declared on a daily basis. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than the percentage based on the individual contracts which range during 2011 from 2.23% to 5.86% for the Program. The Program’s Fixed Income Fund crediting interest rate was 3.4% and 3.8% as of December 31, 2011 and 2010, respectively. The key factors that influence future interest crediting rates for a wrapper contract include current interest rates, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying investments backing the wrapper contract. At any point in time, the Fixed Income Fund’s average yield will be a combined rate based upon the balances and the interest rates of the investments which comprise the fund, and depends on the amount of contributions invested in the fund, the amounts withdrawn from the fund and the amounts transferred to and from the fund. The fund’s average yield is measured by the investment manager using general market reporting methods. The crediting interest rate at any date is the weighted-average of the yields on the individual contracts and other investments in the Fixed Income Fund on that date.

The average yields for investment contracts with issuers for the years ended December 31, 2011 and 2010 were as follows:

	2011	2010
Average yields:
Based on annualized earnings(1)	2.86%	3.48%
Based on interest rate credited to participants(2)	3.40%	3.78%

(1)	Computed by dividing the annualized one-day actual earnings of the investment contract on the last day of the Program year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Program year by the fair value of the investments on the same date.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

Fixed Income Fund investments as of December 31, 2011 and 2010 were as follows:

(Dollars in Thousands)	S&P Rating*	2011	Per Annum Interest Rates on Contracts Held in 2011	2010	Per Annum Interest Rates on Contracts Held in 2010	Maturity Dates on Contracts Held
Guaranteed Investment Contracts:
Hartford Life Insurance Company	A	$57,249	5.12%	$56,656	5.12%	2012
Hartford Life Insurance Company	A	38,778	5.86%	39,510	5.86%	2012
Metropolitan Life Insurance Company	AA-	44,512	5.31%	83,836	5.31%	2013
New York Life Insurance Company	AA-	—	5.56%	8,146	5.56%	2011
Prudential Life Insurance Company	AA-	5,686	4.81%	7,087	4.81%	2012
Prudential Life Insurance Company	AA-	71,760	4.20%	105,106	4.20%	2013

Total Guaranteed Investment Contracts, at fair value		217,985		300,341

Synthetic Guaranteed Investment Contracts:

J.P. Morgan Chase Bank, N.A.	A+	78,152	3.25%	85,075	2.87%
Monumental Life Insurance Company	AA-	169,145	3.61%	160,506	3.54%
United of Omaha Life Insurance Company	A+	130,447	2.27%	87,298	2.23%

Total Synthetic Guaranteed Investment Contracts, at fair value		377,744		332,879

Collective Trust Fund:

Wells Fargo Stable Return Fund, at fair value	A+	144,317	—	78,414	—

Total Fixed Income Fund Investments, at fair value		$740,046		$711,634

*As of December 31, 2011.

NOTE 7 – RECONCILIATION TO FORM 5500

The accompanying financial statements present fully benefit-responsive synthetic GICs held in the Fixed Income Fund at contract value. The Form 5500 requires fully benefit-responsive synthetic GICs to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive synthetic GICs represents a reconciling item. Additionally, the Form 5500 requires the Savings Plan Master Trust to file a separate 5500 as a direct filing entity, which includes the total Savings Plan Master Trust administrative expenses per Schedule C Service Provider Information. As such, the Program does not report administrative expenses attributable to the Savings Plan Master Trust on the Program Form 5500 filing. The Form 5500 also requires participant loans to be recorded as investments, while U.S. GAAP requires participant loans to be recorded as notes receivable from participants.

The following is a reconciliation of the Program interest in the Savings Plan Master Trust per the financial statements to the Form 5500 as of December 31:

(Dollars in Thousands)	2011	2010
Program interest in Savings Plan Master Trust per the financial statements	$3,455,486	$3,138,976
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(21,420)	(24,138)
Add: Adjustment from contract value to fair value for fully benefit-responsive synthetic GICs	14,807	8,662

Value of interest in master trust investment accounts per the Form 5500	$3,448,873	$3,123,500

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

(Dollars in Thousands)	2011	2010
Net assets available for benefits per the financial statements	$3,536,534	$3,214,137
Add: Adjustment from contract value to fair value for fully benefit-responsive synthetic GICs	14,807	8,662

Net assets available for benefits per the Form 5500	$3,551,341	$3,222,799

The following is a reconciliation of the Program’s share of net investment income in the Savings Plan Master Trust per the financial statements to the Form 5500 for the year ended December 31, 2011:

(Dollars in Thousands)
Program’s share of net investment income in Savings Plan Master Trust per the financial statements	$194,521
Less: Administrative expenses related to the Savings Plan Master Trust per the financial statements	(131)
Less: Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive synthetic GICS	(8,662)
Add: Adjustment from contract value to fair value for fully benefit-responsive synthetic GICs	14,807

Net investment gain from master trust investment accounts per the Form 5500	$200,535

The following is a reconciliation of the total additions per the financial statements to the Form 5500 for the year ended December 31, 2011:

(Dollars in Thousands)
Total additions per the financial statements	$520,585
Less: Administrative expenses related to the Savings Plan Master Trust per the financial statements	(131)
Less: Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive synthetic GICS	(8,662)
Add: Adjustment from contract value to fair value for fully benefit-responsive synthetic GICs	14,807

Total income per the Form 5500	$526,599

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2011:

(Dollars in Thousands)
Increase in net assets available for benefits per the financial statements	$239,112
Less: Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive synthetic GICS	(8,662)
Add: Adjustment from fair value to contract value for fully benefit-responsive synthetic GICs	14,807

Total net income per the Form 5500	$245,257

NOTE 8 – EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Program investments are shares in registered mutual funds or units in pooled investment funds managed by affiliates of Fidelity Trust through the Savings Plan Master Trust. The transactions involving the registered mutual funds are exempt party-in-interest transactions pursuant to the Department of Labor Prohibited Transaction Class Exemption 77-4 and the transactions involving the pooled investment funds are exempt party-in-interest transactions pursuant to Section 408(b)(8) of ERISA. The Program also invests in shares of the Company and prior to December 22, 2011, of Mead Johnson. As of December 31, 2011 and 2010, the Program held 19.3 million shares and 20.7 million shares, respectively, of Company common stock with a cost basis of $465.4 million and $478.6 million, respectively. During the year ended December 31, 2011, the Program recorded dividend income on the Company’s common stock of $25.3 million. As of December 31, 2010, the Program held 294 thousand shares of Mead Johnson common stock with a cost basis of $11.2 million. During the year ended December 31, 2011, the Program recorded dividend income on Mead Johnson’s common stock of $284 thousand. The transactions in Company and Mead Johnson common stock were exempt party-in-interest transactions pursuant to Section 408(e) of ERISA. In addition, certain Program participants borrowed from the Program. As of December 31, 2011 and 2010, the outstanding loans of the Program participants were $19.7 million and $17.7 million, respectively, with interest rates ranging from 4.25% to 9.25% and varying maturity dates. Program participants are a party-in-interest to the Program and these loans were exempt party-in-interest transactions pursuant to Section 408(b)(1) of ERISA.

FORM 5500, SCHEDULE H, PART IV, LINE (4i)	PLAN NUMBER: 002
EIN NUMBER: 22-0790350

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost Value **	(e) Current Value

*	Bristol-Myers Squibb Company Savings Plan Master Trust	Program’s interest in the Bristol-Myers Squibb Company Savings Plan Master Trust	$—	$3,455,486

*	Program participants	Participant loans, with varying maturity dates ranging from 2012 to 2021, and interest rates ranging from 4.25% and 9.25%	—	19,685

		Total		$3,475,171

*	Denotes a party-in-interest to the Program.
**	Cost information is not required for participant directed investments.

See report of independent registered public accounting firm.

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